Company Merrill Lynch International
                  TIDM TTP
                  Headline EMM Disclosure
                  Released 11:15 15 Apr 2003
                  Number 0551K






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 15 April 2003
      Date of dealingb 14 April 2003
      Telephone number 020 7996 3565
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      14 April 2003
      Safeway Plc - Common
      Cambridge Antibody Tech Group - Common
      Oxford Glycosciences Plc - Common
      Selfridges Plc - Common
      AMENDMENT
      state which element(s) of disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 0171 638 0129

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:


      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing inSafeway Plc

      Class of security Common

      Date of disclosure 15 April 2003

      Date of dealing 14 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Trackdean Investments
      Ltd

      Number of securities purchased 141,382

      Highest price paid* GBP2.63

      Lowest price paid* GBP2.58

      Number of securities sold 280,555

      Highest price paid* GBP2.63

      Lowest price paid* GBP2.58

      *Currency must be stated



      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Contract for Differences ("CFD") referenced to Safeway
      Plc
      Ordinary

      Date of Disclosure:15 April 2003

      Date of Dealing 14 April 2003

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected Trackdean Investments
      Ltd

      Product Type LONG CFD

      Maturity Date 18 May 2004

      Writing of CFD

      Number of Ordinary to which the CFD is referenced Nil

      CFD Reference Price Range n/a

      Closing Out of CFD

      Number of Ordinary to which the CFD is referenced 91,095

      CFD Reference Price Range 2.63 to 2.63 GBP

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood


      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      Dealing in Contract for Differences ("CFD") referenced to Safeway
      Plc
      Ordinary

      Date of Disclosure:15 April 2003

      Date of Dealing 14 April 2003

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected

      Product Type SHORT CFD

      Maturity Date 09 January 2004

      Writing of CFD

      Number of Ordinary to which the CFD is referenced Nil

      CFD Reference Price Range n/a

      Closing Out of CFD

      Number of Ordinary to which the CFD is referenced 1,061,732

      CFD Reference Price Range 2.59 to 2.59 GBP

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood


      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      Dealing in Contract for Differences ("CFD") referenced to Safeway
      Plc
      Ordinary

      Date of Disclosure:15 April 2003

      Date of Dealing 14 April 2003

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected

      Product Type SHORT CFD

      Maturity Date 09 January 2004

      Writing of CFD

      Number of Ordinary to which the CFD is referenced 130,000

      CFD Reference Price Range 2.59 to 2.59 GBP

      Closing Out of CFD

      Number of Ordinary to which the CFD is referenced Nil

      CFD Reference Price Range n/a

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood


      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Cambridge Antibody Tech Group

      Class of security Common

      Date of disclosure 15 April 2003

      Date of dealing 14 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased 2,610

      Highest price paid* GBP3.38

      Lowest price paid* GBP3.38

      Number of securities sold 36,000

      Highest price paid* GBP3.40

      Lowest price paid* GBP3.38

      *Currency must be stated


      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Oxford Glycosciences Plc

      Class of security Common

      Date of disclosure 15 April 2003

      Date of dealing 14 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased 800

      Highest price paid* GBP1.80

      Lowest price paid* GBP1.80

      Number of securities sold Nil

      Highest price paid*n/a

      Lowest Price Paid*n/a

      *Currency must be stated


      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Selfridges Plc

      Class of security Common

      Date of disclosure 15 April 2003

      Date of dealing 14 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Selfridges Plc

      Number of securities purchased 39,527

      Highest price paid* GBP3.27

      Lowest price paid* GBP3.20

      Number of securities sold 178,917

      Highest price paid* GBP3.31

      Lowest price paid* GBP3.23

      *Currency must be stated


END